Exhibit 99.2

CORPBANCA AND SUBSIDIARIES
As of and for the month ended April 30, 2012

The interim financial information of CorpBanca as of and for the month ended April 30, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET ACCOUNTS (PRINCIPAL ITEMS)
MCh$
Total loans	7,399,434
Total assets	9,796,065
Current accounts and demand deposits	756,853
Time deposits and savings accounts	5,344,356
Borrowings from financial institutions	722,444
Debt issued	1,676,036
Equity	653,542
Attributable to:
Bank equity holders	649,231
Minority interest	4,311

CONDENSED CONSOLIDATED INCOME STATMENT
MCh$
Total operating revenue	111,659
Provisions for loan losses	(15,883)
Operating expenses	(60,641)
Operating income	35,135
Income attributable to investments in other companies	283
Income before taxes	35,418
Income taxes	(5,531)
Net income for the period	29,887
Bank equity holders revenue	30,615
Minority interest revenue	(728)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer